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                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON,  D.C.  20549

                                  FORM 12B-25

                                                Commission File Number
                                                CUSIP Number:

                                                Commission File Number
                                                CUSIP Number:


                          NOTIFICATION OF LATE FILING

     (Check One): [   ]  Form 10-K   [   ]  Form 11-K   [   ] Form 20-F
                     [ X ]  Form 10-Q  [   ] Form N-SAR

For Period Ended:    SEPTEMBER 30, 1997

[   ]  Transition Report on Form 10-K    [   ]  Transition Report on Form 10-Q
[   ]  Transition Report on Form 20-F    [   ]  Transition Report on Form N-SAR
[   ]  Transition Report on Form 11-K

For the Transition Period Ended: ______________________________________________

         Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:_______________________________________________________________________


                        PART I. REGISTRANT INFORMATION


Full name of registrant:       Rx Medical Services Corp.

Former name if applicable:     ARM Financial Corp.

Address of principal executive office    888 East Las Olas Boulevard, Suite 210

City, State and Zip Code       Fort Lauderdale, Florida  33301


                       PART II.   RULE 12B-25 (B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[ X ]    (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[   ]    (b)   The subject annual report, semi-annual report, transition
         report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due
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         date; or the subject quarterly report or transition report on Form
         10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[   ]    (c)   The accountant's statement or other exhibit required by Rule
         12b-25(c) has been attached if applicable.


                              PART III.  NARRATIVE


         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The Company does not anticipate that it will be able to fill its Form 10-Q for the period ended September 30, 1997 on or before the due date or the extended due date pursuant to Rule 12b-25 for the following reason:

         Certain information necessary for the accurate completion of the Form 10-Q for the second quarter ended June 30, 1997, is not available at the present time.

         Registrant anticipates that its Form 10-Q for the third quarter ended September 30, 1997 will be filed on or about December 19, 1997.


                          PART IV.  OTHER INFORMATION


         (1) Name and telephone number of person to contact in regard to this notification.

Joseph C. Wasch                      954                    462-1711 [Ext. 105]
----------------------               ---                    -------------------
       (Name)                     (Area code)                (Telephone Number)

         (2)  Have all other periodic reports required under Section 13 or 15
(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period
that the registrants were required to file such report(s) been filed?   If the
answer is no, identify report(s).
                                                    [   ]  Yes    [ X ]   No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                    [   ]  Yes    [ X ]  No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                           Rx MEDICAL SERVICES CORP.
                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date   November 13, 1997          By  /s/ Randolph H. Speer
       -----------------              --------------------------------------
                                  Randolph H. Speer
                                  President


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. the name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority sign on behalf of the registrant shall be filed with the form.


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                                   ATTENTION

               Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).